FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - New Non-executive Director dated 13 May 2004
Exhibit No. 2 - Result of AGM dated 13 May 2004
Exhibit No. 3 - Director Shareholding dated 18 May 2004
Exhibit No. 3 - Director Shareholding dated 26 May 2004

Exhibit No. 1

May 13, 2004

Hanson PLC announces appointment of a new Non-executive Director

Hanson PLC, the international building materials company, announces that Jim Leng has been appointed a Non-executive Director with effect from June 1, 2004.

Jim Leng (57) is Chairman of Corus PLC. He is also a Non-executive Director of Pilkington PLC.

Previous roles include that of Chief Executive of Laporte PLC, the international speciality chemicals company, from 1995 until 2001. Prior to joining Laporte, he was Chief Executive of Low & Bonar PLC, the international packaging and specialist materials group.

Mr. Leng will join the Hanson PLC audit and nominations committees of the Board.

Speaking at today's AGM, Chris Collins, Chairman of Hanson PLC, said: "I am pleased to tell you that Jim Leng has agreed to join the Board on June 1, 2004. Jim is Chairman of Corus and a former CEO of Laporte. He will add strength to the team and provide continuity into the future."

Inquiries:                  Justin Read
                                    Hanson PLC
                                    Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world, with over 28,000 employees (including joint-ventures and associates) and operations in 16 countries.

  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Exhibit No. 2

May 13, 2004

Annual General Meeting

Hanson PLC confirms that all resolutions proposed at the Annual General Meeting held on May 13, 2004 were duly passed by shareholders, including items of special business relating to the authority to allot shares generally up to an aggregate nominal amount of GBP24,550,000, limited authority to allot shares for cash up to an aggregate nominal amount of GBP3,680,000 and limited authority to purchase the Company's own shares up to an aggregate of 73.6 million shares.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

Dear Sirs

Hanson PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

Following the end of the three year performance period for the conditional awards of shares made and conditional options granted on May 15, 2001, under the Hanson Long Term Incentive Plan (the "LTIP") and Hanson Share Option Plan (the " Option Plan"), respectively, approximately 1,120,000 Hanson ordinary shares ("shares") have vested on May 15, 2004 in approximately 300 LTIP participants and approximately 283,000 shares have vested in 24 Option Plan participants (ie have become capable of being exercised over the next 7 years at an exercise price of 473.3p per share).

There were two performance measurements to be satisfied for participants to become entitled under the Plans.

Half of the conditional awards of shares vested under the LTIP and half of the conditional options granted under the Option Plan were dependent on Hanson's total shareholder return ("TSR") over a three year performance period, compared to the members of an international peer group of 21 companies. Hanson's TSR for this performance period exceeded 12 members of the comparator group. In accordance with the performance criteria, 53.34% of the conditional awards / grants of options subject to the TSR performance measurement vested on May 15, 2004.

The remaining half of the conditional award of shares under the LTIP and the remaining half of the conditional options granted under the Option Plan were subject to the attainment of an economic value added target. For the economic value added measurement, a linear vesting schedule applied and the improvement over the three years of the performance period means that 25% of the conditional awards / grants of option subject to the economic value added performance measurement vested on May 15, 2004.

Overall 39.17% of the conditional awards under the LTIP and 39.17 % of the conditional grants of option under the Option Plan vested, with the balance of the awards and grants, respectively, lapsing.

Details of the participation of the executive directors of Hanson in the LTIP vesting are set out below:-

                                                                                                                                    Resultant
                                                                          Reduction in            Shares            interest in
Director                             Shares vesting     shares vesting (1)    retained         shares

A J Murray	67,458	27,658	39,800	238,461
J C Nicholls	24,000	9,840	14,160	69,875
G Dransfield	24,000	9,840	14,160	132,994

  The directors concerned elected to satisfy their liabilities to income tax and national insurance contributions, arising on the vesting of shares under the LTIP, out of the share award.

Shares retained by the directors and other participants in the LTIP will be transferred from the Hanson Employee Share Trust.

Details of the participation of the executive directors of Hanson in the Option Plan are set out below:-

                                            Number of shares
Director                        under option vesting      Exercise price    Expiry date of option

J C Nicholls	24,000	473.3p	May 14, 2011
G Dransfield	24,000	473.3p	May 14, 2011

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 4

May 26, 2004

Dear Sirs

Hanson PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified by J C Nicholls, a director of the Company, that subsequent to his marriage on May 22, 2004, his beneficial interests in ordinary shares of 10p each in the Company are as follows:-

                                                                                                                             Number of shares

Ordinary shares                                                                                                               78,017

Conditional interest under long term incentive plans                                                 329,434

Share options over ordinary shares                                                                            324,727

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 01, 2004